May 17, 2006

Mail Stop 4561

Steven E. Curd
President and Chief Executive Officer
VantageMed Corporation
11060 White Rock Road, Suite 210
Rancho Cordova, CA 95670

      Re:	VantageMed Corporation
		Post-effective amendment No.1 to Form S-2 on Form S-1
      Filed April 20, 2006
		File No. 333-123915

		Form 10-KSB for December 31, 2005
		Filed March 31, 2006
		File No. 0-29367

Dear Mr. Curd:

      We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form S-2 on Form S-1
General
1. We note that you elected to file a post-effective amendment on Form S-1 to Form S-2. Be advised that if you elect to be on Form
S-1,
all the requirements of S-1 must be satisfied including financial statements prepared in accordance with Regulation S-X.

Item 17. Undertakings, page II-3
2. Item 512(a) of Regulation S-K and Item 512(g) of Regulation S-B were recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.
Form 10-KSB
Item 8A. Controls and Procedures, page 52
3. Your disclosure sets forth a partial definition of "controls and procedures" as set forth in Rule 13a-15(e). Please confirm that your certifying officers` conclusions also encompass the second sentence of Rule 13a-15(e), which states "that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please ensure that future filings will refer to the complete definition.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. [Closing to PE letters should not discuss acceleration. BJ]

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. [See notation above. BJ]

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director

CC:	Kevin A. Coyle
	DLA Piper Rudnick Gray Cary US LLP
	400 Capitol Mall, Suite 2400
	Sacramento, CA 95814-4428
	Facsimile no. (916) 930-3201

Steven F. Curd
VantageMed Corporation
May 17, 2006
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